August 17, 2011

VIA EDGAR AND HAND DELIVERY

Russell Mancus, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Visualant, Incorporated
       Registration Statement on Form S-1/A, Amendment 1
       Filed August 2, 2011
       File No. 333-175178

Dear Mr. Mancus:

Reference is made to the Staff’s comment letter dated August 12, 2011 (the “Staff’s Letter”) to Visualant, Incorporated (the “registrant”). The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1/A Amendment 1 filed with the SEC on August 2, 2011.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

We have provided to each of you, Mr. Mancus and Mr. McCann a courtesy copy of this letter. These comments have been made in response to the Staff’s comments.

SEC Comments

Exhibit 5.1

1. The opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(5) may not assume conclusions of law that are a necessary requirements of the ultimate legality opinion, material facts underlying the opinion or facts that are readily ascertainable.  Please ask your counsel to revise the second paragraph of the opinion that currently includes assumptions regarding the issuance of outstanding shares accordingly.

Effect to this comment as been given in the Form S-1/A Amendment 2, filed with the SEC on August 17, 2011.

____________________________________________________________________

500 Union Street     |     Suite 406     |     Seattle, WA 98101

Tel:  206.903.1351    |   Fax: 206.903.1352

Securities and Exchange Commission
August 17, 2011

2.  Please tell us why the paragraphs lettered (a) and (b) are in the past tense and why such a past-tense opinion is consistent with your obligations under Regulation S-K Item 601(b)(5).

Effect to this comment as been given in the Form S-1/A Amendment 2, filed with the SEC on August 17, 2011.

3.  Refer to the paragraph lettered (c).  Please tell us why counsel believes that all of the 11,977,714 shares must be issued according to all of the agreements cited in that paragraph for those shares to be legally issued, fully paid, and non-assessable.

Effect to this comment as been given in the Form S-1/A Amendment 2, filed with the SEC on August 17, 2011.

4.  Because your registration statement is not yet effective, we reissue prior comment 4 with regard to the need for an updated opinion given the date restriction in this exhibit.

Effect to this comment as been given in the Form S-1/A Amendment 2, filed with the SEC on August 17, 2011.

5.  If the exhibit has been signed, please indicate the signature clearly.

Effect to this comment as been given in the Form S-1/A Amendment 2, filed with the SEC on August 17, 2011.

Please contact me at (206) 903-1351with any questions.

Sincerely,

Mark Scott, CFO
Visualant, Inc.

Cc:   Joesph McCann
         James F. Biagi, Jr., Monahan & Biagi, PLLC

____________________________________________________________________

500 Union Street     |     Suite 406     |     Seattle, WA 98101

Tel:  206.903.1351    |   Fax: 206.903.1352